Filed by The DIRECTV Group, Inc. and DIRECTV pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: The DIRECTV Group, Inc.

Commission File No.: 001-31945

Subject Company: DIRECTV

Commission File No.: 333-159810

Transcript of The DIRECTV Group, Inc.’s

Second Quarter 2009 Earnings Conference Call

Operator: Good day, ladies and gentlemen. My name is Cindy, and I will be your conference operator today. At this time, I would like to welcome everyone to the DIRECTV Group’s Second Quarter 2009 Earnings Conference Call. All lines have been placed on mute to prevent any background noise. [Operator instructions]

It is now my pleasure to turn the call over to your host Jon Rubin, Senior Vice President of Investor Relations and Financial Planning. Sir, you may begin.

Jon Rubin, Senior Vice President, Financial Planning and Investor Relations

Thank you, operator, and thanks to everyone for joining us for our Second Quarter 2009 Financial Results and Outlook Conference Call. With me on the call today are Larry Hunter, our CEO; Pat Doyle, our CFO; and Bruce Churchill, President of DIRECTV Latin America.

In a moment, I’ll hand the call over to Larry and Pat for some introductory remarks, but first I’ll read to you the following. On this call we make statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from those expressed or implied by the relevant forward-looking statements.

Factors that could cause actual results to differ materially are described in each of the DIRECTV Group and DIRECTV U.S.’s reports on Form 10-K, quarterly reports on Form 10-Q and our other filings with the SEC, which are available at www.sec.gov.

Additionally, in accordance with the SEC’s Regulation G that requires companies reporting non-GAAP financial measures to reconcile these measures to the most directly comparable GAAP measure, we provide reconciliation schedules for the non-GAAP measures. These schedules are attached to our earnings release and are posted on our website at directv.com.

With that, pleased to introduce Larry.

Larry D. Hunter, Interim Chief Executive Officer

Thanks, Jon. Thanks to everyone for joining us today. Since this is my first earnings call and many of you may not know much about me, I thought it would be helpful to spend a couple minutes confirming my priorities over the coming months. First and foremost, we intend to continue operating DIRECTV much like you’ve seen over the past few years. In other words you should expect us to continue focusing on creating long term value by delivering the best television experience in America, prioritizing the acquisition of high quality subscribers, continue to expand margins and of course, most importantly, generating substantial cash flow growth.

Second I’m supporting our board in the search for a permanent successor to Chase. The process there is proceeding as expected, but it will likely take a few months to complete, given the importance of the position.

So with that as an introduction, I’d like to briefly review our second quarter results, then turn the call over to Pat for a more detailed discussion of DIRECTV U.S. operations and outlook. And after Pat, I’ve asked Bruce Churchill to provide a summary of our results in Latin America. Then I’ll conclude with a few operational priorities and a quick update on Liberty transactions.

All around, I thought DIRECTV U.S. had a very solid quarter in the second quarter highlighted by strong subscriber growth and solid cost management, which drove substantial improvement in margins and cash flow growth compared to the first quarter. Looking first at subs, the momentum we have seen in recent quarters continued as net adds increased 74% to 224,000, representing the best second quarter net add number in four years. It’s really gratifying to see that we continue to gain market share as consumers across the country continue to find value in DIRECTV’s superior products and services.

We also benefited from our first full quarter of marketing the AT&T DIRECTV bundle as well as continued strong performance from our direct sales channel. In addition, we had a modest gain from the digital transition process; however, this contribution was smaller than we saw in the first quarter.

Perhaps more important than the 17% increase in gross adds was that the credit quality and advanced product take rates of these new subs remained at the high levels we’ve targeted in recent quarters. I was also pleased with our monthly churn rate of 1.51% in the quarter. Although that rate was slightly higher than last year, it was consistent with our internal target. We mentioned on the last earnings call that we probably spent a bit more on retention marketing in the first quarter than we should have, and as a result our churn rate was somewhat lower than it should have been. Second quarter results reflect a better balance between our churn rate and retention spending, and we believe these results are more representative of our expectations going forward.

Moving to the bottom line, I thought we did a good job of managing the margins in the quarter particularly considering the slower ARPU growth of 1.7%. Perhaps this is best exemplified by our OPBDA margin of 27% which increased about five points over the first quarter margin.

That improvement was mostly due to strong results in SAC, upgrade and retention marketing as well as G&A. Our cash SAC of $694 was the lowest level in six quarters, which is particularly impressive considering over 60% of new subs took HD or DVR boxes up from mid 50% range a year ago, and about a quarter of our new subs or twice the rate from a year ago activated with the more expensive HD DVR combo receiver. These favorable trends in SAC are primarily due to our continued efforts to rapidly bring down set-top box costs along with increasing benefits gained by utilizing refurbished boxes through our lease program.

Cash, upgrade and retention marketing of $335 million was up modestly last year but down about 18% from the first quarter. That’s consistent with our commitment to strike the right balance between churn and retention spending. Small increase over last year is mostly due to more aggressive movers program as well as more HD and DVR upgrades. With these strong operating results and lower tax payments, DIRECTV Group’s free cash flow grew 47% to $550 million.

I’d also like to point out we achieved this growth despite spending an additional $90 million in acquisition costs to attain 154,000 more gross adds than the prior year’s quarter. So with that, I’ll turn it over to Pat and Bruce, and then I’ll come back with some remarks.

Patrick T. Doyle, Executive Vice President and Chief Financial Officer

Thanks, Larry. Overall I believe we had a strong quarter, and importantly our results reflected our desired goal to balance topline growth with cash flow growth. As we discussed on our last call, the first quarter’s results were a bit heavy in the areas of subscriber growth and spending, whereas in the second quarter I believe we struck a more appropriate balance between subscriber and margin growth.

Looking first at subscribers, the 74% increase in net additions to 224,000 subscribers was the best second quarter number in four years and was driven by a 17% increase in gross additions to a 1,048,000.

On a day when Comcast announced the loss of over 20,000 – 200,000 subscribers in the quarter, it’s nice to see that the strength of DIRECTV’s brand, content and service continue to drive market share gains from cable. The biggest contributor to the increase in gross adds was the telco sales channel mostly related to the first full quarter of marketing our bundle with AT&T. Although we do not disclose individual telco company numbers, the entire channel contributed about 25% of our total gross adds, which is about twice the level of a year ago when we lost the BellSouth distribution channel.

Looked at another way, the 25% is consistent with a telco contribution in 2006 and 2007 when we marketed a bundle to the nine-state BellSouth region but not the remaining 13 states within the AT&T footprint. The fact that we are still seeing the telco channel contribute about the same percentage of gross adds despite the bigger AT&T footprint speaks to the strength of our direct sales channel which was also up on a year-over-year basis. Other gains in the quarter, although more modest, came from the digital transition and DIRECTV MÁS, our Hispanic language service.

Churn in the quarter of 1.51% was up a couple of basis points over last year but consistent with our expectations. Most of this increase was related to our goal of reducing upgrade and retention spending. In the second quarter we tightened up many of our offers to existing customers. As a result, fewer of our customers are receiving free upgrades, and more of our customers are paying higher fees for equipment and truck rolls. These new stricter policies will undoubtedly result in slightly higher churn, but we believe they yield better financial returns.

I would like to also point out that there is no magic formula for determining the precise level of retention spending since there’s often an element of subjectivity involved by our customer service reps. That is, they have the constant challenge of balancing company profitability with the probability of a customer leaving. Consequently, our policies may change on a monthly if not weekly basis, depending on changes in the economic and competitive environment. I point this out only so you can appreciate the challenge we have in predicting with precision our churn and retention spending.

Moving on to ARPU, our growth of 1.7% in the quarter was higher than we had in Q1 but considerably lower than the 7% growth from a year ago as we continue to see the unfavorable impact from higher credits and lower premium channel take rates. Relative to the first quarter, the higher ARPU growth was mostly related to timing of pay-per-view events and a smaller unfavorable impact from credits, partially offset by continued weakness in premiums. I will have a bit more to say about ARPU growth when I update our outlook.

Turning now to the bottom line, I thought we did an excellent job managing costs in the quarter, particularly in the areas of SAC, retention, upgrade and programming. Compared to Q1, OPBDA margin increased by 4.5 percentage points to 27.4%, which compares favorably to the roughly three percentage point increase from Q1 to Q2 last year.

This margin improvement is consistent with our goal to have more moderate subscriber growth while showing greater discipline on the cost side to offset the impact from the slower ARPU growth. Our cash SAC of $695 was the lowest level in six quarters, which is particularly impressive when considering that over 60% of new subs activated with HD and/or DVR services, and twice as many customers signed up for our combined HD DVR receiver than a year ago.

Looked at another way we had almost 50% more advanced boxes leased to new customers compared to a year ago, yet the total hardware component within SAC was at an all-time low. This favorable trend is due to the significant savings now being captured from refurbishing boxes as well as continued cost reductions on new set top boxes. We estimate that box savings in SAC from our lease program were about $30 million in the quarter or three times the level of a year ago.

The 18% decline from Q1 in cash upgrade and retention marketing to 335 million is consistent with my earlier remarks about tightening up our offers to existing customers. Programming costs continued to increase at a slower than expected rate due primarily to the lower sales of premium and pay-per-view events as well as from benefits gained from favorable contract negotiations.

Subscriber service expenses on the other hand have hurt margins as these costs continue to run a bit higher than the prior year and our target. Higher costs are mostly related to an increase in customer service reps as we strive to achieve world class service levels. As you know, this is one of our highest priorities, and we’re making steady progress.

For example, in the first half of this year we’ve seen material improvements in key call service metrics, including abandonment rates and average call handle times, leading to higher overall service levels. Our focus now is to continue improving service but in a more efficient manner. With these strong results, DIRECTV Group free cash flow grew 47% to $550 million. Also contributing to this growth was lower tax payments and a $60 million dividend from Sky Mexico.

The lower tax payments are mostly due to timing and lower EBT. We are, however, expecting our full-year cash tax rate to be equal to or lower than last year’s rate. We’re estimating the benefit from the 2009 economic stimulus plan at around $180 million to $190 million this year. However, that is partially offset by about a $50 million claw back from the 2008 package. In other words, the net benefit from the two stimulus packages is expected to be essentially flat at about $130 million in both 2008 and 2009. In terms of our stock repurchase program, we’re continuing to buy back shares at a fairly aggressive rate. As of this week, we only have about $800 million remaining on our current authorization.

Now I’d like to spend a few minutes talking about our financial outlook. First, regarding the third quarter, we’re expecting net adds to be similar to last year’s third quarter. Although we’re expecting higher gross adds in Q3 compared to the prior year, mainly due to the addition of the AT&T channel, we’re anticipating much of this increase to be offset by a modestly higher churn rate than the prior year and tighter credit policies. Also keep in mind that the second half net adds will not have the lifts seen in the first half from the digital transition process.

In terms of our full year financial outlook, we do not have any major changes from our last earnings call, except for reducing our full year ARPU growth estimate by one percentage point to a new range of one to 2%. The primary reason for the lower growth is that we’re continuing to see more customers than expected right size their bills by purchasing less premium packages and pay-per-view titles, particularly in the area of adult and event. Through the first half of the year, our premium package penetration rate was in the low to mid 90% range, representing about a 10 point decline from the same period last year.

This rate of decline is much steeper than we’ve seen in recent years primarily due to the combination of a weaker economy, plus less compelling premium content. In other words, more customers are finding less value in premium channels, particularly because of the tough economic environment. To a smaller degree, we have not executed as well as we should have, and we have strategies in place to improve performance in the back half of the year.

Despite the slower ARPU growth, we’re still targeting a year-over-year increase in our 2009 pre-SAC margin due to the many favorable costs trends I touched on earlier. We’re expecting cash SAC to stay in the $700 range, and we’re targeting our cash upgrade and retention cost to be at or below last year’s levels in the second half. We’re also anticipating continued strength and managing our programming cost as we’re now estimating cost growth per subscriber of roughly 2% for the year compared to last quarter’s estimate of under 5%.

By achieving these cost targets and excluding the impact from the greater than expected subscriber growth, we remain on track to reach our full-year cash before interest and tax target of around three billion for DIRECTV U.S. Regarding subscriber growth, we’re currently on a pace to obtain 400 to 500,000 more gross adds in 2009 compared to 2008.

As a result, cash flow this year will be negatively impacted by some 150 to $200 million versus our original expectations when considering the impact from both the higher acquisition costs and incremental margin attained from these additional subscribers. Over the long term, however, these new subscribers are expected to greatly increase DIRECTV cash flows while adding tremendous value to our enterprise.

In addition our board yesterday approved a new leverage target of 2.5 times for our total debt to EBITDA ratio. We believe a ratio of 2.5 times provides us with sufficient flexibility for raising capital, particularly considering the significant cash flow growth projected over the coming years. Based on our discussions with the rating agencies, we believe this target is consistent with an upgrade to our current rating, which will provide us with access to deeper credit markets and more attractive rates.

So in summary, I thought we had another solid quarter, further demonstrating the strength of DIRECTV’s brand and competitive advantages. Obviously we’re disappointed with our ARPU growth, however, we feel we’ve taken the appropriate actions to deliver the margin improvement and cash flow targets that we committed to at the beginning of the year.

So with that, I’ll turn it over to Bruce.

Bruce B. Churchill, Executive Vice President; President, DIRECTV Latin America

Thanks, Pat. I’m very happy to be – to have the chance here and appreciate the opportunity to speak a little bit about Latin America today. Just a reminder to everybody, all of the figures I’m about to discuss exclude results for Sky Mexico, which we account for on an equity basis.

Overall, I think DIRECTV Latin America, which I’ll refer to as DTVLA, had a good, probably not great, but good quarter. Gross additions of 362,000 were down about 4% as continued growth at PanAmericana was offset by about a 14% decline in gross additions at Sky Brazil. This reduction, however, is not all bad news since it is a result of stricter credit policies that we implemented in Brazil in the second half of last year.

In terms of churn, our monthly rate in the quarter of 1.91% was higher than last year, almost entirely due to the rapid growth of our prepaid offers in Brazil. Excluding churn related to prepaid subscribers, post paid churn was 1.59% in the quarter, which is roughly in line with the normalized churn rate of 1.52% that we experienced in the second quarter of last year. You may recall that we took a 21,000 subscriber adjustment in that period last year, which brought our reported churn up to 1.73%.

Overall, the DTVLA subscriber base increased 14% over last year to 4.2 million subscribers. In the quarter, net additions were 128,000 and were below the level of a year ago due to the gross add and churn results I discussed previously.

In terms of advanced products, we’ve experienced a rapid increase in sales and upgrades of both our DVR and HD services throughout the region. About 10% of our subscribers have advanced products, up from 3% last year, and about 15% of total gross adds now take advantaged products as compared to only about 2% a year ago. And we expect that number to reach about 20% for the balance of the year.

Our recent launch of HD in Brazil – with our recent launch of HD in Brazil, we now offer HD in all of Latin America except Mexico, which is slated for early 2010, in plenty of time for the World Cup. While our HD offer in Latin America is nowhere near as robust as it is in the United States, in general we offer more channels than our competitors, and we have the capacity and plans to add more in the months ahead. Furthermore, we believe that most of our capable competitors face serious challenges in trying to match our offerings, given their existing network build out. We also see a continued interest in our standard definition DVR which we still believe is far superior to anything else offered in the region.

Regarding prepaid, our prepaid gross adds were up about 50% over last year and comprised roughly 20% of total DTVLA gross adds in the second quarter, up from 13% in the prior year. As many of you have heard me say before, we accept higher churn for prepaid subscribers because our costs are significantly lower than for postpaid subscribers. Our net SAC for a prepaid subscriber is generally less than $100, and we have no bad debt and our customer service and billing costs are significantly lower.

So all in all, I’m pleased with our subscriber growth and in particular pleased with the mix of advanced products in prepaid services, which I think demonstrates the appeal of our products across a broad range of household income levels in the region. We remain comfortably on track to achieve the 600,000 plus net add target that I have discussed previously.

Turning to the financials, DTVLA’s revenue earnings and cash flow were all quite strong in the quarter, particularly considering some of the weakened currencies in the region and cash repatriation issues in Venezuela. Revenues of 680 million were up 11% as our strong subscriber growth more than offset a 3% net ARPU decline. Excluding the unfavorable impact from foreign exchange, revenues would have increased by about 26%, reflecting price increases and increased penetration of advanced products.

ARPU is negatively affected by somewhere between seven and $8 in the quarter, due to unfavorable exchange rates, mostly in Brazil. Or looked at another way, if you exclude the impact of FX, DTVLA’s ARPU would have increased about 10% in the quarter. Operating profit before depreciation and amortization was roughly flat at $160 million in the quarter, but that figure includes a $48 million charge related to the exchange of Venezuelan bolivars into U.S. dollars as we continue to repatriate cash from Venezuela. Excluding these charges, the OPBDA margin would have been around 30% in the quarter which reflects the underlying strength of our business.

Year to date we’ve incurred 120 million in charges from repatriating Venezuelan cash, and we’re estimating the full-year charge to now be around 200 million. Previously we had indicated the figure might be 150 million. I might also add that even with these charges in Venezuela, we remain on track to attain our full-year OPBDA target of 650 million. Cash flow before interest and taxes grew 18% in the quarter to 140 million due to the strong operational performance and a $61 million dividend from Sky Mexico.

So all in all, I’m satisfied with the results of the first half, and we’re quite bullish about our prospects for an even better second half. But finally, before I hand the call back to Jon, I would like to note that if you include Sky Mexico in the month of July, we passed the six million subscriber mark, which puts us well within the ranks of the top five largest pay TV platforms in the world outside of the United States.

With that, I’ll turn the call – actually, I’m turning it back to Larry.

Larry D. Hunter, Interim Chief Executive Officer

Thanks, Bruce. I’d like to wrap up with a summary of our near-term priorities. As we look to the second half of the year, primary operational priorities will be to continue introducing new products and services that will extend our video leadership position. We’ll also be looking to continue improving our customer service levels but in a more efficient manner. Also high on our priority list will be to complete the Liberty transactions.

Looking first at further differentiating DIRECTV, some of our more exciting near-term initiatives include offering live NFL games on cell phones and launching the trial using our new broadband rights to deliver NFL games to non-DIRECTV subscribers in Manhattan. Later this month we’ll launch a new service called TV Apps, which is analogous to Yahoo! Widgets or Google Gadgets. Like the iPhone, we’ll have an app store where customers can download pre-selected apps or even create their own apps for the big screen. Not only would this new service provide DIRECTV customers with a wealth of information, it will for the first time create a real community among DIRECTV customers.

Other highlights later this year include the exclusive airing of our second season of Friday Night Lights and a launching of our satellite D12, which when operational in the first half of 2010, will increase our HD capacity by 50% to over 200 national channels.

On the customer service front, we’ve made real progress in the first half of the year, but improvements have cost us a bit more than we expected. The second half, we’ll be looking to continue improving all aspects of the customer experience but with a greater focus on efficiencies and costs.

With regard to the Liberty transaction, I believe those transactions are proceeding well. We filed the documents required by the regulatory agencies, SEC, FCC and the IRS. We received initial set of comments from the SEC, and we’ve responded to those comments. We believe or we continue to believe the FCC is treating this as a pro forma filing, which would expedite the approval process. We haven’t yet received any formal response from the IRS, but we hope to do so this month. And we remain very optimistic about getting favorable rulings.

So based on all these factors, we believe we’re on track to complete the transactions within the next couple of months. We’ll keep you updated as we complete more important events along the way.

Before turning the call back to Jon, I want to highlight a couple of other important milestones we recently achieved. Last month we at DIRECTV celebrated our 15th anniversary of service and earlier today we announced DIRECTV is now the largest pay TV company in the world when you combine our U.S. and Latin America operations. That’s quite an accomplishment that I think all DIRECTV employs are and should be extremely proud of. Of course, our objective isn’t to be the biggest; we have to be the best. And we’re committed to continue improving operations to stay ahead of the competition while creating shareholder value.

So with that, back to Jon.

Jon Rubin, Senior Vice President, Financial Planning and Investor Relations

Thanks, Larry. Before moving on to Q&A, investors should note that we have members of the media on this call in a listen-only mode. I’d like to remind the media that they are not authorized to quote any participants on this call, either directly or in substance other than the representatives of the DIRECTV Group. In addition, we’re webcasting this call live on the Internet, and an archived copy will be kept on our website.

Operator, we’re ready for the first question.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] We’ll take our configuration question from Jason Bazinet at Citi.

<Q – Jason Bazinet>: Hey, just had a question on the IRS ruling. Given the 8-K that came out that sort of pushed the deadline after that July 31, is it fair to assume that you expected to get a favorable IRS ruling already? And if you don’t get a favorable ruling, can you just help us think through what potential scenarios are from there, even if it’s a low probability? Thanks.

<A – Larry Hunter>: Yeah. Originally we did expect that given that this was an amendment to an existing filing that the IRS would have ruled within the roughly 10 weeks that we had. And it turned out that summer vacations got in the way. Not summer vacations of DIRECTV or Liberty Media. But – so we’re – in terms of the assessment or the likelihood of the ruling, like I said, we’re still very optimistic we’ll get all the rulings that we’ve requested and need as a condition of the transaction.

If we don’t, there are a couple of options. One is that we can accept as a substitute a strong opinion of tax counsel. Obviously we’d prefer the IRS to rule on the issues that are most important to us, but again our board could consider the alternative of a tax opinion. There’s also some structural changes that we could – that we could make to, depending on what the IRS feedback is, that would resolve the issue. So again, we’re very bullish that this transaction gets done.

<Q – Jason Bazinet>: Okay. Thank you.

Operator: And we’ll take our next question today from Rich Greenfield at Pali Capital.

<Q – Richard Greenfield>: Hi. You talked about leverage moving up from – up to a 2.5 times target. Could you give us a sense of, in your mind, what the timeframe for getting to that target, and what types of methods are you looking at? Is it just increasing the rate of share buyback on a weekly basis after you close the transaction? Because I assume you’ll be out of the box for a number of weeks after you mail proxies, or is the tender offer kind of the chosen step? That’s the first question.

<A – Larry Hunter>: I guess I’d look at it a different way, which is previously we had kind of talked about three to 3.5 target, and in fact our board said in the market environment we’re in and given all the considerations associated with our business, we think a 2.5 target is more realistic and better for the company overall. So we consider that to be a very supportive view from our board on the appropriate level of leverage in the market conditions that we’re in.

In terms of timing of that, we don’t have any current plans to go up to 2.5. Particularly with the overhang of the Liberty transaction, we wouldn’t expect to immediately go to that. As part of the Liberty transaction, as you know, we’ll be taking on roughly two billion in debt that’s currently at Liberty, which would take our leverage up to about 1.7?

<A – Patrick Doyle>: Yeah, on a gross basis, up to – up to about 1.7.

<Q – Richard Greenfield>: And then just a follow-up on Comcast. You made a comment earlier about the impact Comcast, or how you were doing relatively to Comcast numbers this morning. Comcast in their conference call actually said the impact from the RBOCs was far more impactful over the past quarter than satellite. And I was just wondering whether when you look at your gross adds which are continuing to outperform expectations whether you’re getting – you sense you’re getting more of that from the cable industry broadly or from your competitor in the satellite space, et cetera? Thanks.

<A – Larry Hunter>: The majority of our new gross adds continue to come from cable. It’s coming much more from digital cable than historically, because as they reduce the number of analog subscribers, it’s going up. So we continue to compete very effectively with them, and I think the numbers speak for themselves in terms of where we’re getting our subs from.

<A – Patrick Doyle>: Yeah, I think from our satellite competitor, the numbers remain fairly constant, and now on the other side we actually are the percentage that we’re starting to get from telco is actually starting to be measurable, which obviously when they first got started they were all under contracts but now we’re starting to see some migration from telco TV over into our platform.

<Q – Richard Greenfield>: Thanks a lot.

Operator: And we’ll take our next question from John Hodulik at UBS.

<Q – John Hodulik>: Thanks. If we could just talk a little bit about your telco relationships. It sounds like the AT&T distribution agreement is continuing to ramp, and there’s been some new promotions through Verizon. Do you expect that the percentage of subs you’re getting from these channels to continue to increase as we move throughout the year? And – yeah, then I’ll take it from there.

<A – Larry Hunter>: I think we don’t see the percentage increasing, right, Pat?

<A – Patrick Doyle>: Yeah, no, I mean, like I said, we’re up to about 25% of our gross adds is telco, and that could move up or down a little bit on a percentage basis. But again, we’re continuing to see also some strong strength in our direct sales channel which is doing very well.

<Q – John Hodulik>: Do you think the new Verizon promotion is going to help within the channel? Maybe not the percentage but to move the overall number of gross adds up from that channel on a sequential basis into the third quarter? And then could you talk a little bit about the economics of that, is that a promotion where Verizon is really supporting that from an economic standpoint or is it something that DIRECTV shares in the cost?

<A – Patrick Doyle>: Well, on that one I mean I do think that we’ll probably see some improvement in Verizon alone moving from second to the third quarter. I don’t – the materiality, we’ll see. On their offer, it’s a little bit of kind of just the reverse of what we do where we give five months of premium for free for signing up for NFL Sunday Ticket. The Verizon thing, the economics are actually very similar. They just kind of reverse it a little bit and sign up for the package and then you get NFL for free. So the – economically they’re not that different.

<Q – John Hodulik>: Okay. Thanks.

Operator: And we’ll take our next question from Ingrid Chung at Goldman Sachs.

<Q – Ingrid Chung>: Good morning to you guys. Thanks for taking the question. So you just mentioned that the telcos are taking about – or accounting for 25% of your gross adds, and direct sales continue to be pretty strong. Are your direct sales still above 50% of your gross adds, and if so, has the share shifted away from your other distribution channels towards telco?

<A – Larry Hunter>: Direct sales continues to run just about spot on at 50%. And the main reduction year on year is from what I’d call the NSPs, the national – and that’s a conscious decision. As our direct sales increase, those third parties which are fairly expensive and have a higher churn rates, we want to move away from them. LSPs continue to perform strong local service, local sales.

<Q – Ingrid Chung>: Okay. Great. And just a follow up on DISH, and any sort of impact. It sounded like you’re not getting any additional gross adds from DISH, but I was wondering as they wind their anti-piracy efforts down, I guess they did that in the last quarter, have you seen a change in terms of the competitive environment versus DISH?

<A – Larry Hunter>: Well, we have in Puerto Rico, I know. Piracy was rampant there, and we’ve had nice growth in Puerto Rico this year. Otherwise, no, we really haven’t seen a major change, and again, we’re happy when they eliminate piracy; it’s not good for anybody.

<Q – Ingrid Chung>: Okay. Great. Thank you.

Operator: And we’ll take our next question from Jessica Reif Cohen at Banc of America Securities.

<Q – Jessica Reif Cohen>: Thank you. I just wanted to go – ask two questions on two topics. One is on the balance sheet. Even if the 2.5 times – the 2.5 leverage target is a reduction from your prior target, you still have massive capacity. So I was just wondering if you could just be a little bit more clear if you would, what you’ll do with the capacity and what timeframe? Would you consider a dividend? I mean Liberty’s commentary in the past seems to be much more in favor of buybacks. And on Liberty, what happens with the $1.9 billion collar loan, will you refinance that or will you take it on the balance sheet and pay that down with free cash flow?

<A – Larry Hunter>: I’ll take the first question, and Pat will take the second.

<Q – Jessica Reif Cohen>: Well, that is the first question.

<A – Larry Hunter>: I thought there were two there.

<Q – Jessica Reif Cohen>: Multiple parts.

<A – Larry Hunter>: Okay, well. The board – we don’t have any specific plans right now, like I said, to move up to 2.5 times. We don’t have any specific intention to – we at an appropriate time in the future we’ll consider different alternatives for the additional cash, assuming we get up to that level. Up to this point, we’ve considered stock buybacks to be the best use of our cash because we consider our stock price to be still undervalued, our stock to be below where it should be. And so we consider that a good use of cash. As to what we’ll do with the additional cash in the future, that will be considered at the time. And our board hasn’t made a determination.

<A – Patrick Doyle>: Yeah. No, I think that’s right. I mean I think we are – or our preference is definitely right now to lean toward share repurchases. We do have regular discussions with our board about our outlook and cash flow and leverage capacity and talk about things like one-time dividends and regular dividends. But right now we don’t have any anticipation of paying any dividends in the near future. So we’re right now clearly focused on share repurchases.

On the debt that we would assume from Liberty, I think the fact of the matter is the kind of way we look at it because of the collar, it’s almost a convertible debt. The rate on the debt is actually very low, but there’s kind of the overhang on if our stock runs up that it creates a liability that offsets the benefit you get from the lower rate.

So I think as we get closer to the closing, we’ll certainly evaluate that situation. I think the good news is that particularly with our new guidance and our expectation that our ratings will improve is that I think we would have access to reasonably priced debt in the market if we wanted to go out and refinance that debt.

<Q – Jessica Reif Cohen>: Okay. And then just a second topic, maybe that’s a better way to phrase it. On your programming costs, could you talk about what’s happening in the renegotiations? Are you getting flat fees from certain content providers? I mean how do you get to 2% for sub increases when everybody else is significantly higher?

<A – Larry Hunter>: It really is case by case. I mean individual programming providers, we get different deals done with. We are obviously coming to the end of some contracts that were entered into at a time when we had less heft, and so we’re able to use the size of our subscriber base more effectively. And frankly, people in our programming department, I think they’re a bit more sophisticated about the way they approach these negotiations.

And again that – but it is totally case by case. There are some, particularly sports content, where you see significant increase and the retrans negotiations also are difficult. But otherwise, it’s just a matter of us growing our subscriber base and us offering additional value I think to the content providers that they see benefit from.

<A – Patrick Doyle>: Yeah, I think the – quite clearly, Jessica, the bulk of the reduction is coming from the fact that softness we’re seeing in some of the revenue components, like the premiums and the pay-per-view events, carry a fairly high cost of service. So that’s helping us.

And then like Larry said, we’ve been – in the first half of the year, we’ve had some good negotiations, and a lot of times it’s not necessarily flat, but it’s either very modest increases from kind of what we’ve seen over the past few years.

And I think obviously we’ll continue to look at all of our programming contracts as they come up for renewal and try to make sure, in an environment here where like we’re seeing softness in premiums, that we’re going to be probably much tougher in our look at programming contracts that come up.

<Q – Jessica Reif Cohen>: Thank you.

Operator: And we’ll take our next question from Marci Ryvicker at Wells Fargo Securities.

<Q – Marci Ryvicker>: – or are you not still taking subs from DISH? I guess just a clarification.

And then secondly, when you think about ARPU growth longer term, I know you’d said 4% was something you were aiming to return to, and I got the sense that was a 2010 event. So are you still thinking about 4% ARPU growth, and is that now pushed out further, or should we see 4% growth in 2010 because of easier comps in 2009?

<A – Larry Hunter>: I apologize. I didn’t hear your first question.

<Q – Marci Ryvicker>: Are you still taking subs from DISH?

<A – Larry Hunter>: Yeah, I mean as we said, percentage-wise, that’s been pretty steady over the years, in terms of what subs we’re getting from DISH. So that hasn’t changed meaningfully.

<A – Patrick Doyle>: Yeah, and I think on the ARPU growth, I think as we look out to 2010, I think we clearly feel like ARPU growth will be higher in 2010 than 2009.

I mean there’s just some kind of core factors that were driving our ARPU growth in 2009 that either don’t exist in 2010 or improve. I think it’s probably a little early to kind of tell exactly what that rate is, but clearly as we do some high-level looking at 2010, we see the ARPU growth growing from – off of the 2009 rate.

<Q – Marci Ryvicker>: So you’re backing off from that 4% number?

<A – Patrick Doyle>: Again, I think it’s kind of too early, and I certainly want to have the opportunity in the back half of ‘09 to kind of see what’s going on with the premiums and the pay-per-view.

I mean, as we said on the – in our remarks, we’re seeing a kind of an acceleration of a downward trend in premiums, and where does that – does it slow, does it flatten? That would give me a lot more confidence in what the outlook is for 2010. Because it’s been a major contributor to 2009.

But like I said, as we get into our – later into the year – and get into our 2009 planning process, we’ll have a much better outlook on 2010.

<Q – Marci Ryvicker>: Thank you.

Operator: And we’ll take our next question from Doug Mitchelson at Deutsche Bank.

<Q – Doug Mitchelson>: Thanks very much. So just sort of further details on the ARPU and programming costs. What percentage of revenue now comes from pay-per-view and premium at this point? And when you gave the new guidance for 1 to 2% growth for full-year ARPU, were you presuming that, in the back half of the year, you would have a similar experience to the first half, where you’d have further cancellations of premium and pay-per-view would come under pressure, or did you assume that would start to ease? That’s sort of the first.

And the second is if you could give us programming cost growth, ex the impact from premium and pay-per-view? That would be helpful just to sort of see what the core growth rate is. Thanks.

<A – Patrick Doyle>: Yeah, no, I think that from our standpoint, we are assuming, in the second half of the year, a continued kind of an acceleration of the decline in premium take rates. We have put in some – as we mentioned, we’ve put in some processes and save teams to try to mitigate the downgrading by customers of the premiums. We’re hoping that that certainly has an effect on the trend line.

But at this point it’s – you’re kind of pushing a rock up a hill a little bit on – people are right sizing, and so we’re torn a little bit. If this is the way that they can afford the product and stay on the platform, obviously, that’s our number one goal. If they can’t afford it, if there’s ways that we can provide them with offers that either keeps them in one or more premium channels, then that’s our goal.

I think if you take out the premiums out of the ACPU calculation, instead of kind of the – in the 2% range, I think we’re probably more like in the 4% range for ACPU. And again, that’s what we talked about before. We have had some positives on rates and some negotiations and some MFNs that have helped us get the trend line down a little bit on that.

<Q – Doug Mitchelson>: And I just wanted to make sure I understood the first part. Are you saying that you’re expecting the second half to be worse for the number of cancellations of premium? Or I thought you said an acceleration?

<A – Patrick Doyle>: Yeah, we do expect – I think we were talking about – in the first half, we’re in the kind of like low 90% of our base that takes premiums. I mean we expect that 92% to continue to decline in the second half of the year.

<Q – Doug Mitchelson>: At a pace that’s higher than the decline in the first half, or similar?

<A – Patrick Doyle>: No, no. I mean, again, accelerated from what we’ve seen in the past, but not – no, not as -

<Q – Doug Mitchelson>: Not from the pace in the first half. Got it. Okay. Thank you.

<A – Larry Hunter>: I guess to amplify on that, we have seen a reduction in premiums over the last several years. It’s just, this year, it accelerated.

<A – Patrick Doyle>: Right.

<Q – Doug Mitchelson>: Got it. Thanks.

Operator: And we’ll take our next question from Bryan Kraft at Cross Research.

<Q – Bryan Kraft>: Hi. Thank you. First question, maybe too early to tell this because the season hasn’t started yet, but are you seeing any customers cancel the NFL ticket package?

And then, secondly, if you could just provide an operational update on progress to more a concerted MDU effort, and when you expect that to start to have a meaningful impact to net adds? Is it still a 2010 type event, or is it more of a 2011 event? Thank you.

<A – Larry Hunter>: NFL Sunday Ticket, we’re off to a really good start. We haven’t seen signs that people are giving that up.

With regard to MDUs, we do consider that a growth opportunity, and even this year, we’re having – it’s not having a meaningful effect yet, but we’ve got a group of people that are really focused on that. We’ve got the technology solution. We’ve got the favorable FCC rules so that some of those exclusive contracts can be undone. And we really are focusing on that for 2010.

<Q – Bryan Kraft>: When you look at the MDU market, obviously you have some share in that segment, but fairly limited. How unpenetrated is the MDU market for DIRECTV? Or maybe put another way, can you tell us roughly what percentage of your subs are in MDUs currently?

<A – Patrick Doyle>: Yeah, I know. I mean if you look at the traditional MDU market, obviously we do end up with some customers that show up as residential, just because they can get a dish on a balcony or something, but we don’t recognize them as MDU. But I think that the opportunity is big. Obviously we’ve got to kind of figure an economic model that allows us to go into and put the infrastructure in these apartments, and get the right penetration rate.

So where we are, we’re right in the middle of really kind of doing a test of some markets and some buildings to really see if we can get the right economic model that allows us to continue to expand more heavily into that area.

<Q – Bryan Kraft>: Okay. Great. Thank you.

Operator: And we’ll take our next question from Vijay Jayant.

<Q>: Hi. Is my line open?

<A – Larry Hunter>: Yeah.

<Q>: Okay. A couple questions. One, just quick clarification. You said in the tape that you’re saying ARPU is falling by 1 to 2%. I think you suggested that the growth is now going to be 1 to 2%, is that correct?

<A – Patrick Doyle>: Yes.

<Q>: Okay. Most of my questions for Bruce. Just sort of looking at Venezuela, how much of the cash is – resides in Venezuela? I mean, is this going to be an issue perpetually? Obviously there’s a whole variance between what the official rates are for converting to dollars, and what the market rates are, so can you sort of talk how you’re going to address that long term? If that’s going to be a problem?

And continuing on, on the prepaid side, can you talk about just generally what the economics of prepaid are? What’s the ARPU you’re getting? Obviously churn is much higher there. Just some of the details there. And how do you sort of see that growing as a mix of your business over the next few years? Thanks.

<A – Bruce Churchill>: Sure. On the Venezuela cash, I guess it will continue to be an issue as long as we are required to account for revenue and costs at the official rate, when in fact you can only extricate cash at the legal parallel rate. Obviously, if the accounting rules were to change, and we could record everything at the, let’s say, legal parallel rate, then revenues and costs would be in those rates, and you wouldn’t have this anomaly in the G&A line, if you will, of extricating cash.

I guess the good news is the reason we keep generating more cash is because the business continues to do well. So as long as that continues, and as I say, as long as we continue to do the accounting at the official rate, then you’re going to see this line and this expense continuing down at the G&A line.

With respect to prepaid, I think I’ve discussed it at some conferences in the past. And I said today, our net SAC tends to be less than $100. The programming packages actually are not hugely below our regular ARPUs. For example, in Venezuela, when we introduced the product, we had a sort of -- I think we called them Bronze and Silver, and one was sort of a basic and one was extended basic, and most of the people actually went for the extended basic product. So ARPUs and margins, while they may – certainly the margins on a percent basis are no different, they may be mildly lower, a touch lower in terms of absolute dollars, but not meaningfully.

I guess as far – and then how do you think about that in terms of the churn? It’s a debate we have had here a lot. And to be honest with you, I think the more relevant metric is sort of the reconnect rate. And where we have found and where the economics work for us is that if we can keep the reconnect rate at about 70%, so that in other words, if you would take a cohort of people to whom we’d sold the product, if on average 70% of them are live or active at a moment over time, then the returns are in line with the returns that we get in our postpaid business. In Venezuela, where our prepaid business has been in existence for the longest, our active rate is actually more like 80%.

To be honest, when we launch, we tend to find that reconnect rates are a little lower, which is what we’ve experienced in Brazil. But they’ve been below 70s, in the 60% range. But we’re focusing on that, and in fact because of that, we’ve had some tremendous improvement in the last month or so, and I actually expect to have ironically negative churn in Brazil in prepaid this month.

So it’s really about how many people you keep reconnected that’s important as opposed to sort of the traditional churn metric.

<Q>: Okay. Thank you.

Operator: And we’ll take our next question from Benjamin Swinburne at Morgan Stanley.

<Q – Ben Swinburne>: Hey, good morning, guys. Two questions. One for Larry. Could you just talk about how the telco partners are viewing your product versus their own in their markets? I don’t know if there’s a difference between AT&T and Verizon. They both seem very happy marketing DIRECTV, but how are they viewing that where they have their own video services in place? Is that changing the dynamic a lot?

And then for Pat, my favorite topic, depreciation expense. If I could ask it again, your D&A first half of the year I think was up about 25% year over year, but if you look at your capital spending, particularly your set-top box spending per sub, that’s been falling kind of mid to high teens year over year for the last six quarters. So the math would tell you that depreciation should start to roll over and fall. I just wanted to check that with you and see if you could give us any sort of sense of timing on that front. Thank you.

<A – Larry Hunter>: The telco partnerships, I mean they’re very good partners, and they market us aggressively. And we see that relationship, across the board, as being positive. We’re both about getting subs from cable. So as far as we’re concerned, it’s working great.

<Q – Ben Swinburne>: Larry, are they selling DIRECTV where they have U-verse and FiOS rolled out?

<A – Larry Hunter>: AT&T is definitely selling where they have U-verse; Verizon less so in the FiOS.

<Q – Ben Swinburne>: Thanks.

<A – Patrick Doyle>: And yeah, Ben, on your depreciation, yeah, you’re right. I mean we just – the second quarter now is the third full year where we have – since we introduced the leased boxes.

So as we look out to the second half of just ‘09, instead of seeing year over year increases in depreciation, we’re actually seeing depreciation will be flat, plus or minus, in the second half of ‘09. And then I think as we’ve talked about before, you get into 2010, and we’re seeing D&A probably lower by 2 to 300 million because of the roll-off of the boxes and some of the amortization on some of our acquisitions years ago.

So, yeah, we’ve kind of now hit the inflection point where we ought to see a depreciation not reducing our bottom line.

<Q – Ben Swinburne>: Thanks, guys.

Operator: And we’ll take our next question from Tom Eagan at Collins Stewart.

<Q – Tom Eagan>: Great. Thank you very much. On the Liberty deal, you mentioned that, should the FCC approve it on a pro forma basis, you could be able to close in a couple months. So does that mean that the gating factor or the factor that’s going to take the longest here is the FCC approval? And then I have a follow-up. Thanks.

<A – Larry Hunter>: Well, it’s really the stockholder approval would then become the gating item, assuming the IRS ruling is obtained in the next month or so. So it’s really completing the SEC review process, which we hope to complete this month, and then mail to the stockholders within the next couple weeks, and so have the stockholders’ meetings probably Octoberish, early October.

<Q – Tom Eagan>: Right. So it could close right after the shareholder meeting, if you already had the FCC approval?

<A – Larry Hunter>: That’s right. And again, provided the IRS ruling.

<Q – Tom Eagan>: Right. And secondly, on premium takeup, you mention that you’ve seen a decline in the premium take rate. You mentioned adult. You mentioned the pay-per-view events. But what about the movie services, like HBO, Starz, and Cinemax? What have you seen in terms of a take rate of those services?

<A – Larry Hunter>: That’s the premiums we’re talking about – HBO, Starz, Cinemax is -

<A – Patrick Doyle>: Yeah, when we say premiums, it’s -

<Q – Tom Eagan>: Oh, right. No, I figured. But the ones you mentioned though, you mentioned adult and you mentioned – I wasn’t sure if that was also the other movie services as well.

<A – Patrick Doyle>: No, it’s really the premium, the Showtime, HBO, and Starz that we’re seeing kind of an accelerating decline from the trend we’ve seen over the last few years.

<Q – Tom Eagan>: Right. Okay. Thank you.

<A – Larry Hunter>: This year, accelerating.

<Q – Tom Eagan>: Right.

Operator: And we’ll take our next question from Jeff Wlodarczak with Hudson Square Research.

<Q – Jeff Wlodarczak>: Hey, guys. That might be the worst translation of my name I’ve ever heard. But I think it might have been better than Vijay’s though.

Just two quick questions. For Bruce, on Latin America, I mean prepaid is obviously driving your churn higher. Can you give us an idea, you briefly touched on this, but can you give us more of an idea what a reasonable target level of churn is for Latin America?

And then the second question is, given the fact that SAC is starting to come in, is there any intent to start building HD capability into every box? So instead of rolling a truck when someone goes HD, they can just flip a switch? Thanks.

<A – Bruce Churchill>: On the churn question, I mean, I guess over time, frankly, you would expect the churn in prepaid to not be a lot different than the postpaid, when you have a large enough base of subscribers. I would say, however, as a caveat to that, that we find there’s a little more seasonality in prepaid than there is in postpaid, just because in that -- the class of household that has a prepaid product, often, times of cash constraint come around holiday seasons or when kids are going back to school, et cetera. So it’s a little different there.

On the other hand, in the near term, as we continue to grow it, it will probably have a negative impact on churn, because we do find that there is a very – tends to be a high churn rate within the first month. When people buy the product, they get one month of programming, and they tend not to reconnect until they get into the habit, if you will, down the road. So I don’t – I hesitate to give you any sort of forecast about when I think prepaid churn is going to look a lot like postpaid churn.

And I assume your other question was really for the U.S.?

<Q – Jeff Wlodarczak>: Yes. Thanks.

<A – Larry Hunter>: With regard to just building HD boxes, that’s something we look at steadily as we look at our subscriber base, and we haven’t reached the conclusion that it’s the right time to pull the trigger on that yet, but we’re evaluating it, and we’ll look at it going forward.

<Q – Jeff Wlodarczak>: Thanks.

Operator: And we’ll take our next question from Matthew Harrigan with Wunderlich Securities.

<Q – Matt Harrigan>: Good morning. First question is for Bruce. I know Oys had a pretty soft consumer satellite launch down in Brazil, but I mean they’re still a monster longer term, in terms of financial capacity. I think the demographic is somewhat different than yours. But could you see Brazil evolving more toward the type of competitive situation you had five years ago?

And then secondly, when you look at 4G, is there anything that you’re doing, on a skunkworks basis, at least, to integrate some of that into your own CPE prospectively, with some of your current telco partners?

<A – Bruce Churchill>: With respect to – in Brazil, I assume what you mean is by having multiple DTH platforms, are we in that situation? Is that what you’re getting at?

<Q – Matt Harrigan>: Yeah. Do you think the market down there is getting much more competitive? I mean they just got the regulatory approval last year, and I think as of July, they haven’t launched in a lot of markets. I know they haven’t launched in Rio yet.

Is that something that you think longer term is really going to be a significant competitive element, or do you think there’s so much room to roam there in terms of the incremental pay TV upside that you’re really not going to see it too much in your numbers?

<A – Bruce Churchill>: I don’t think it will affect our numbers. I don’t mean to dismiss any competitor, but as you’re probably aware they’ve taken a turnkey service from Telefonica, I don’t think that service is really competitive with ours. Our main competitor continues to be Net Serviços.

<Q – Matt Harrigan>: Thank you.

<A – Bruce Churchill>: Your other question I assume again is a U.S. question?

<Q – Matt Harrigan>: Absolutely that’s a U.S. question. And it’s really just kind of relating to – are you looking at it at least on a technical basis to see how some things might work out longer term?

<A – Larry Hunter>: I guess by definition if it was skunkworks, we wouldn’t want to talk about it. But yes, we are working to see what the – how we could best integrate with 4G. Bundling that with satellite really does provide we think a robust opportunity for the future.

<Q – Matt Harrigan>: And that would include incorporating some of it into your own equipment?

<A – Larry Hunter>: That’s one alternative, yeah.

<Q – Matt Harrigan>: Okay. Great. Thank you.

Operator: And at this time, we have time for one more question. That last question will come from Spencer Wang with Credit Suisse.

<Q – Spencer Wang>: Thanks for squeezing me in. So just going back to the pay-per-view question. Can you tell us what ARPU growth looked like maybe ex-pay-per-view on a year-over-year basis? And then on the programming cost side do you guys have any major reaffiliations coming up over the next 12 months or so? And then just a last related question on this is given your commentary about the declining value premium channels, can we interpret that to mean it’s unlikely that you guys will carry the Epix channel? Thank you.

<A – Patrick Doyle>: I think without getting into too much detail on the ARPU, I mean it’s – I think the change in the premiums, the lower premiums has affected us by at least a full point on our ARPU growth. So it’s meaningful. And then your other question was -

<A – Larry Hunter>: Yeah, we have several – we have a few coming up this year before the end of the year, NBC -

<A>: Yeah, we don’t usually disclose -

<A – Larry Hunter>: – normal course.

<A – Patrick Doyle>: Yeah, I mean there’s nothing really concerning I think in those that are coming up.

<Q – Spencer Wang>: Great. Just on Epix?

<A – Larry Hunter>: Oh, Epix. I’m not going to say – well, that’s another one where we – I don’t think we see that that would be something we’d be interested in.

<A – Patrick Doyle>: Yeah, I mean I think we kind of feel like there’s enough of them out there. We certainly are – I mean I think in our position now we just don’t see the value of adding another movie channel.

<Q – Spencer Wang>: Great. Thank you very much.

Operator: Thank you. This concludes today’s DIRECTV’s second quarter 2009 earnings conference call. You may now disconnect your line and have a pleasant afternoon.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this communication may include or incorporate by reference certain statements that we believe are, or may be considered to be, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the transaction with Liberty Media Corporation; economic conditions; product demand and market acceptance; ability to simplify aspects of our business model, improve customer service, create new and desirable programming content and interactive features, and achieve anticipated economies of scale; government action; local political or economic developments in or affecting countries where we have operations, including political, economic and social uncertainties in many Latin American countries in which DIRECTV Latin America operates; foreign currency exchange rates; currency exchange controls; ability to obtain export licenses; competition; the outcome of legal proceedings; ability to achieve cost reductions; ability of third parties to timely perform material contracts; ability to renew programming contracts under favorable terms; technological risk; limitations on access to distribution channels; the success and timeliness of satellite launches; in-orbit performance of satellites, including technical anomalies; loss of uninsured satellites; theft of satellite programming signals; our ability to access capital to maintain our financial flexibility; and the other factors described in Liberty Media Corporation’s and The DIRECTV Group, Inc.’s Annual Reports on Form 10 K for the year ended December 31, 2008. These forward looking statements speak only as of the date of this communication and The DIRECTV Group, Inc. disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Liberty Entertainment, Inc., DIRECTV, The DIRECTV Group, Inc. or any of the Liberty Media tracking stocks. The offer and sale of shares in the proposed business combination with Liberty Entertainment, Inc. will only be made pursuant to one or more effective registration statements. Investors and security holders are urged to carefully read the registration statements of Liberty Entertainment, Inc. and DIRECTV filed with the SEC, including the proxy statement/prospectuses contained therein, because they contain important information about these transactions. Investors and security holders are able to obtain free copies of the registration statements and the proxy statements/prospectuses and other documents filed with the SEC by Liberty Entertainment, Inc., DIRECTV, Liberty Media Corporation and The DIRECTV Group, Inc., as the case may be, through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statements/Prospectuses from Liberty Media Corporation by contacting Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone (720) 875-5408 or from The DIRECTV Group, Inc. by contacting The DIRECTV Group, Inc., 2230 E. Imperial Highway, El Segundo, CA 90245, Attn: Investor Relations, Telephone (310) 964-0808.

PARTICIPANTS IN A SOLICITATION

The directors and executive officers of The DIRECTV Group, Inc. and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transactions. Information regarding the directors and executive officers of each of The DIRECTV Group, Inc. and DIRECTV and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise are available in the proxy materials filed with the SEC.